UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Environmental Solutions Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29 408 K

(CUSIP Number)

James Moriarity, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York 10013

212-326-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2010**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The event that necessitates the filing of this Statement was the conversion into common stock of convertible debentures held by six of the Reporting Persons on March 29, 2010.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 )

CUSIP No. 29 408 K	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Black Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares of Common Stock
	8.	SHARED VOTING POWER 14,834,698 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 14,834,698 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,834,698 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”). Does not include: (x) 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black, (y) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (z) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Leon D. Black UAD 11/30/92 FBO Alexander Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares of Common Stock
	8.	SHARED VOTING POWER 4,743,140 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 4,743,140 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,743,140 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 4,743,140 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”). Does not include: (i) 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares of Common Stock
	8.	SHARED VOTING POWER 4,743,140 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 4,743,140 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,743,140 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 4,743,140 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”). Does not include: (i) 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K	13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares of Common Stock
	8.	SHARED VOTING POWER 4,743,140 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 4,743,140 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,743,140 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 4,743,140 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”). Does not include: (i) 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K	13D	Page 6 of 11

1.	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares of Common Stock
	8.	SHARED VOTING POWER 4,743,140 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 4,743,140 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,743,140 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 4,743,140 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”). Does not include: (i) 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (iii) 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K	13D	Page 7 of 11

1.	NAMES OF REPORTING PERSONS Leon D. Black
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,879,253 shares of Common Stock
	8.	SHARED VOTING POWER 14,834,698 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 5,879,253 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 14,834,698 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,713,951 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black. Also includes 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (ii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

CUSIP No. 29 408 K	13D	Page 8 of 11

1.	NAMES OF REPORTING PERSONS John J. Hannan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,088,095 shares of Common Stock
	8.	SHARED VOTING POWER 0 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 1,088,095 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,095 shares of Common Stock (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. Does not include: (i) 14,834,698 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 5,879,253 shares of Common Stock directly beneficially owned by Leon D. Black, and (iii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black. Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

This Amendment No. 6 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, as amended by Amendment No. 3 thereto filed on November 11, 2007, as amended by Amendment No. 4 thereto filed on March 6, 2008, as amended by Amendment No. 5 thereto filed on December 22, 2009 with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 6 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following paragraph, which is added following the last paragraph thereof:

On April 9, 2010, the Issuer issued shares of Common Stock upon the conversion of various convertible debentures held by Leon D. Black, the 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust, which were previously issued in private placements on November 7, 2008 and August 28, 2009 (the “2008 Debentures” and “2009 Debentures,” respectively). Mr. Black converted an aggregate $1,122,790 of 2008 Debentures plus accrued interest into 4,491,158 shares of Common Stock, and the 1997 Trust converted an aggregate $2,245,579 of 2008 Debentures plus accrued interest into 8,982,317 shares of Common Stock, in each case based upon a conversion rate of 4 shares per $1.00. Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust converted an aggregate of $842,092 of 2008 Debentures plus accrued interest into 3,368,369 shares of Common Stock, in each case based upon a conversion rate of 4 shares per $1.00, and an aggregate of $261,651 of 2009 Debentures plus accrued interest into 523,301 shares of Common Stock, in each case based upon a conversion rate of 2 shares per $1.00.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Issuer’s issued and outstanding Common Stock shall be deemed to mean 123,588,099, the number of shares of Common Stock reported by the Company to be issued and outstanding as of March 29, 2010.

(i)	The 1997 Trust is the beneficial owner of 14,834,698 shares of Common Stock. (1)

Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust is the beneficial owner of 4,743,140 shares of Common Stock. (1)

Leon D. Black is the beneficial owner of 5,879,253 shares of Common Stock. (1)

John J. Hannan is the beneficial owner of 1,088,095 shares of Common Stock. (1)

(1)	The 1997 Trust directly beneficially owns 14,834,698 shares of Common Stock. The 1997 Trust expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”), the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”), Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”), Mr. Black and Mr. Hannan, respectively. Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust directly beneficially owns 4,743,140 shares of Common Stock. Mr. Black directly beneficially owns 5,879,253 shares of Common Stock. Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 14,834,698 shares of Common Stock that are beneficially owned by the 1997 Trust. Mr. Hannan directly beneficially owns 1,088,095 shares of Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

(ii)	See the information contained in Item 11 on the cover pages to this Schedule 13D, which are incorporated herein by reference, regarding the percent of class beneficially owned by each of the Reporting Persons.

(iii)	See the information contained in Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D which are incorporated herein by reference, regarding the number of shares as to which each of the Reporting Persons has sole power or shared power to vote or to direct the vote.

The Reporting Persons beneficially own an aggregate of 39,686,511 shares of Common Stock, representing approximately 32.1% of the outstanding shares of Common Stock.

(c)    There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 4 to Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: April 22, 2010	BLACK FAMILY 1997 TRUST

	By:	/S/ JOHN J. HANNAN
	Name:	John J. Hannan
	Title:	Trustee

Date: April 22, 2010	LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

	By:	/S/ JOHN J. HANNAN
	Name:	John J. Hannan
	Title:	Trustee

Date: April 22, 2010	LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

	By:	/S/ JOHN J. HANNAN
	Name:	John J. Hannan
	Title:	Trustee

Date: April 22, 2010	LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

	By:	/S/ JOHN J. HANNAN
	Name:	John J. Hannan
	Title:	Trustee

Date: April 22, 2010	LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

	By:	/S/ JOHN J. HANNAN
	Name:	John J. Hannan
	Title:	Trustee

Date: April 22, 2010	LEON D. BLACK

	By:	/S/ LEON D. BLACK
	Name:	Leon D. Black

Date: April 22, 2010	JOHN M. HANNAN

	By:	/S/ JOHN J. HANNAN
	Name:	John J. Hannan